U UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Annual General Meeting of Shareholders

The annual general meeting of shareholders (the “AGM”) of DoubleDown Interactive Co., Ltd. (the “Company”) was held on March 29, 2023 at 11:00 a.m., Korea Standard Time (March 28, 2023 at 10:00 p.m., U.S. Eastern Time) in Seoul, Korea. At the AGM, the shareholders of the Company approved and adopted five of the six resolutions as originally proposed, and the voting result for each of the proposed resolutions is as follows:

No.	Proposal	For		Against
		Votes	%	Votes	%
1.	Approval of the 15th financial statements for the fiscal year ended December 31, 2022	2,473,918	100%	3,448	0%
2.	Shareholder Proposal by STIC Special Situation Diamond Limited: Approval of the declaration of a cash dividend in the aggregate amount of $50,000,000	521,311	21%	1,872,841	76%
3.	Approval of the amendment to the Company’s Articles of Incorporation	2,477,351	100%	129	0%
4.	(i) Election of Yanghoon Cho as an independent director	2,477,309	100%	37	0%
	(ii) Election of Jaesung Chung as an independent director	2,477,309	100%	37	0%
5.	Approval of the remuneration limit for independent directors and executive officers	2,198,253	89%	195,579	8%
6.	Ratification of the appointment of Samil PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal years ending December 31, 2023, 2024 and 2025	2,477,366	100%	0	0%

Issuance of Press Release

On March 29, 2023, the Company issued a press release announcing the results of the AGM.

The press release is being furnished in this report on Form 6-K as Exhibit 99.1 pursuant to General Instruction B to the Form 6-K, and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated March 29, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: March 29, 2023	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer